Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Allied Gold Mining PLC
Registered Company Number: 75553802

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Monty House
Date of last notice	5 July 2011

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Houston Nominees Pty Ltd (Mr House a relevant interest in this entity)
Date of change	13 October 2011
No. of securities held prior to change	▪ 1,666 Fully paid Ordinary shares held directly ▪ 83,333 Options exercisable at 1.26 GBP expiring 31 December 2011 vesting upon when the Company's share price trades above 2.56 GBP for 5 consecutive days ▪ 166,666 Options exercisable at 1.26 GBP on or before 31 December 2011.

+ See chapter 19 for defined terms.

Class	Fully Paid Ordinary shares
Number acquired	166,666
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	126 pence
No. of securities held after change	166,666 Fully Paid Ordinary Shares held indirectly 1,666 Fully Paid Ordinary Shares held directly ▪ 83,333 Options exercisable at 1.26 GBP expiring 31 December 2011 vesting upon when the Company's share price trades above 2.56 GBP for 5 consecutive days
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Allied Gold Mining PLC
Registered Company Number: 75553802

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Victor Caruso
Date of last notice	5 July 2011

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Zurich Bay Holdings Pty Ltd, an entity in which Mark Caruso has a relevant interest and is a director and Regional Management Pty Ltd an entity in which Mark Caruso has a relevant interest and is a director.
Date of change	13 October 2011

No. of securities held prior to change	648,503 Fully Paid Ordinary Shares held indirectly 632,261 Fully Paid Ordinary Shares held directly ▪ 500,000 Unlisted Options exercisable at 1.26 GBP expiring 30 November 2011 vesting upon the Companys Share price trading above 2.56 GBP for 5 consecutive days. ▪ 979,166 Unlisted Options exercisable at 1.26 GBP expiring 30 November 2011 ▪ 3,333,333 Unlisted Options exercisable at 1.80 GBP expiring 31 December 2013.
Class	Fully Paid Ordinary shares
Number acquired	979,166
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	126 pence
No. of securities held after change	1,627,669 Fully Paid Ordinary Shares held indirectly 632,261 Fully Paid Ordinary Shares held directly ▪ 500,000 Unlisted Options exercisable at 1.26 GBP expiring 30 November 2011 vesting upon the Companys Share price trading above 2.56 GBP for 5 consecutive days. ▪ 3,333,333 Unlisted Options exercisable at 1.80 GBP expiring 31 December 2013.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Allied Gold Mining PLC
Registered Company Number: 75553802

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony Lowrie
Date of last notice	5 July 2011

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Mrs LT Lowrie (wife of Tony Lowrie)
Date of change	28 October 2011
No. of securities held prior to change	272,576 Fully Paid Ordinary Shares held directly 116,666 Fully Paid Ordinary Shares held indirectly 291,666 Unlisted Options exercisable at 1.26 GBP expiring 30 November 2011 vesting upon the Company's share price trading above 2.56 GBP for 5 consecutive days.
Class	Fully Paid Ordinary shares
Number acquired	208,333
Number disposed	nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	126 pence
No. of securities held after change	480,909 Fully Paid Ordinary Shares held directly 116,666 Fully Paid Ordinary Shares held indirectly 83,666 Unlisted Options exercisable at 1.26 GBP expiring 30 November 2011 vesting upon the Company's share price trading above 2.56 GBP for 5 consecutive days.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

+ See chapter 19 for defined terms.

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.